Via Facsimile and U.S. Mail
Mail Stop 03-09


							May 17, 2005


Mr. Todd Derbin
Chief Executive Officer
Advaxis, Inc.
212 Carnegie Center, Suite 206
Princeton, NJ 08540

Re:	Advaxis, Inc.
	Amendment #2 to Registration Statement on Form SB-2
      Filed April 28, 2005
	File Number 333-122504

Dear Mr. Derbin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Prospectus summary, page 3

1. We note your response to comment 4 and reissue the comment. Your registration statement on Form SB-2 should include all material information related to the transaction you are registering. Consequently, it is not appropriate to have disclosure related to your filing incorporated by reference. Please remove this statement from the first paragraph in this section. Additionally, please revise your prospectus to specifically include information you previously incorporated by reference. We may have further comment.

Summary Consolidated Financial Data of Advaxis, page 27
2. We note your response to prior comment 24; however you continue to refer to your Share Exchange as a reverse acquisition in this section of the amended filing. Please revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Plan of Operations

Overview, page 28
3. Please update your disclosures in the last paragraph to discuss your financial information for the latest fiscal year, October 31, 2004. Please provide similar updated disclosures in the liquidity and capital resources section, as appropriate

Plan of Operations

Accounting Policies; Impact of Growth, page 30
4. Please expand your accounting policy in response to prior comment
28 to clarify the method used to recognize deferred fees over the term of the agreement. Revise your disclosure in Note 1 to the financial statements, accordingly.

Results of Operations, page 32
5. Please revise your disclosure to identify all of the factors necessary in understanding expense fluctuations. For example, we note your disclosure of the $132,000 increase in R&D expenses from the three months ended January 31, 2004 to January 31, 2005, however you have identified factors that explain an increase totaling $217,000. Please quantify and discuss any factors that offset any net changes in line items. Please revise your discussion of other statement of operations line items, as appropriate.
6. We note you have classified grants as other income, which appears to be inconsistent with your revenue recognition policy. Please revise your financial statements to classify grants as revenue or tell us your basis for presenting grants in other income.
Business

Partnerships and Agreements, page 41
7. Notwithstanding your request for confidential treatment of certain exhibits, disclosure of aggregate payment amounts under milestone agreements are presumptively material and must be disclosed. Please revise your discussion to include the aggregate total under the Penn and DNA Bridges, Inc. agreements. We may have further comment.
8. Has your agreement with AccessBio, Inc (Joy Cavagnaro, Ph.D.) been extended beyond March 15, 2005? If so, please revise your disclosure accordingly, if not, please so state.
9. Please disclose the amount of compensation to be paid to David Carpi under the consulting agreement.
Patents and Licenses, page 45
10. Please disclose when U.S. Patent No. 6,635,749, issued October 21, 2003 and Australian Patent No. 730296, Patent Application No. 14108/99, filed May 18, 2000 expires.

Principal and Management Stockholders, page 62
11. We note your response to comment 34 and reissue the comment in part. Please identify the natural persons who have voting and dispositive power of the shares held by Emigrant Capital Corp., and
Harvest Advaxis LLC.

Selling Stockholders, page 67

12. We note your response to comment 37 and reissue the comment.
Please identify the natural persons who have voting and dispositive power for the common stock held by the named entities in the selling stockholders table on pages 68-75.

13. We note your response to comment 39 and reissue the comment in part. Please revise your disclosure to include the following representation:
a. The selling shareholder purchased in the ordinary course of business.

Financial Statements

Statement of Shareholders` Equity (Deficiency), page F-5
14. Please refer to your response and revisions to prior comment
46.
As previously requested, record the shares outstanding for the legal
entity immediately prior to the Share Exchange in the period of the
transaction, first quarter of fiscal 2005.  Based on your
disclosure
it appears that approximately 15,597,700 shares should be retroactively restated to 2002, the equivalent number of shares
received by Advaxis in the transaction.   Please revise the
weighted-
average number of shares used in your loss per share calculations, accordingly.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Keira Ino (202) 551-3659 or Don Abbott at
(202)
551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
551-3654 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gary A. Schonwald
	Reitler Brown & Rosenblatt LLC
	800 Third Avenue
 	21st Floor
	New York, New York 10022

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Todd Derbin
Advaxis, Inc.
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